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                              July 25, 2022

       Henry Ji
       Chairman of the Board, CEO and President
       Sorrento Therapeutics, Inc.
       4955 Directors Place
       San Diego, CA 92121

                                                        Re: Sorrento
Therapeutics, Inc.
                                                            Form 10-K for the
year ended December 31, 2021
                                                            Filed March 11,
2022
                                                            Form 10-Q for the
period ended March 31, 2022
                                                            Filed May 5, 2022
                                                            File No. 001-36150

       Dear Dr. Ji:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the year ended December 31, 2021

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations
       Comparison of the Years Ended December 31, 2021 and 2020, page 77

   1. Please quantify each of the factors you noted for the selling, general and administrative expenses line item that
explains the increase and/or decrease from the current period to the respective prior
period, as applicable. For example, you disclosed that selling, general and administrative expenses
for your Sorrento Therapeutics segment increased as compared to the prior fiscal year
and were primarily attributed to higher headcount, professional fees and stock-based
compensation expense as compared to the same period of the prior year.
                                                        Please quantify each of
the factors noted.
 Henry Ji
Sorrento Therapeutics, Inc.
July 25, 2022
Page 2
2. You disclosed that research and development expenses for your Sorrento Therapeutics segment increased by $96.3 million as compared to the prior fiscal year and were primarily driven by higher headcount and increased clinical development costs spent on advancing your various research and development programs. As research and development expenses constitute your most significant expense in the periods presented, please provide us proposed disclosure to be provided in future filings the costs incurred during each period presented for each of your key research and development projects. If you do not track your research and development costs by project, please disclose that fact and explain why you do not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e. by nature or type of expense) which should reconcile to total research and development expense on the Statements of Operations.
Form 10-Q for the period ended March 31, 2022

Item 4. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 25

3. We noted that you did not state management's conclusion with regards to the effectiveness of your disclosure controls and procedures as of the end of March 31, 2022. As required by Item 307 of Regulation S-K, please disclose management's conclusion with regards to the effectiveness of your disclosure controls and procedures in future filings.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Sasha Parikh at 202-551-3627 or Daniel Gordon at 202-551-3486 with any questions.



FirstName LastNameHenry Ji                                    Sincerely,
Comapany NameSorrento Therapeutics, Inc.
                                                              Division of
Corporation Finance
July 25, 2022 Page 2                                          Office of Life
Sciences
FirstName LastName